Missfresh Limited

3rd Floor, Block A, Vanke Times Center

No.9 Wangjing Street

Chaoyang District, Beijing 100016

The People’s Republic of China

August 31, 2023

VIA EDGAR

Mr. Andrew Mew

Mr. Jimmy McNamara

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  Missfresh Ltd

Form 20-F for the Year Ended December 31, 2022

File No. 001-40529

Dear Mr. Mew and Mr. McNamara,

This letter sets forth the responses of Missfresh Limited (the “Company”) to the comments contained in the letter dated August 17, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on August 3, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

1.	We note your statement that you reviewed the Company’s register of members as well as the Schedule 13Gs and the amendments thereto filed by major shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Paragraphs (a) and (b)(3) of Item 16I

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Company’s register of members as of June 30, 2023 and the beneficial ownership schedules (i.e., Schedule 13G beneficial ownership reports and the amendments thereto) filed by the Company’s major shareholders. As the major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company believes such reliance is reasonable and sufficient.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 31, 2023

Based on the examination of the Company’s register of members as well as Schedule 13G beneficial ownership reports and the amendments thereto filed by the Company’s major shareholders, other than (i) Freshking Limited, (ii) Tencent Entities, and (iii) Xiamen Missfresh Equity Investment Partnership (Limited Partnership), no shareholder beneficially owned 5% or more of the Company’s total issused and outstanding ordinary shares as of June 30, 2023. Additionally, except for Xiamen Missfresh Equity Investment Partnership (Limited Partnership), none of these shareholders was owned or controlled by any governmental entity of mainland China. Based on the review of the public filings:

•	Freshking Limited owned 9.4% of the Company’s total issued and outstanding shares and held 58.0% of the Company’s aggregate voting power as of June 30, 2023. Freshking Limited is wholly owned and controlled by Mr. Zheng Xu, the founder, chairman of the board of directors and chief executive officer of the Company.

•	Tencent Entities include Image Frame Investment (HK) Limited and Tencent Mobility Limited, which are all subsidiaries of Tencent Holdings Limited, a company incorporated in the Cayman Islands and listed on the Stock Exchange of Hong Kong Limited (SEHK: 0700). Tencent Entities owned 7.6% of the Company’s total issued and outstanding shares and held 2.3% of the Company’s aggregate voting power as of June 30, 2023. Based on public filings, Tencent Entities are not owned or controlled by a governmental entity of mainland China.

•	Xiamen Missfresh Equity Investment Partnership (Limited Partnership) owned 7.5% of the Company’s total issued and outstanding shares and held 2.3% of the Company’s aggregate voting power as of June 30, 2023. Xiamen Missfresh Equity Investment Partnership (Limited Partnership) is incorporated in mainland China with Qingdao Conson Innovation Equity Investment and Management Co., Ltd. being its sole general partner. Qingdao Conson Innovation Equity Investment and Management Co., Ltd. is ultimately wholly owned by the State-Owned Assets Supervision and Administration Commission of Qingdao Municipal Government.

In addition, to the best of the Company’s knowledge, certain portion of the equity interests in each of Suzhou Industrial Park Prosperity Fresh Enterprise, Qilu (Xiamen) Equity Investment Partnership (Limited Partnership), and CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership), which were record holders of the Company’s ordinary shares as of June 30, 2023, is held by certain governmental entities of mainland China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 31, 2023

•	Suzhou Industrial Park Prosperity Fresh Enterprise owned 0.9% of the Company’s total issued and outstanding shares and held 0.3% of the Company’s aggregate voting power as of June 30, 2023. To the best of the Company’s knowledge, Suzhou Industrial Park Prosperity Fresh Enterprise is a company incorporated in mainland China, 99.6% of whose equity is directly or indirectly owned by Changshu Economic Development Zone Administration Committee, Changshu Municipal Bureau of Finance and Changshu State-Owned Capital Investment Operation Group Co., Ltd.

•	Qilu (Xiamen) Equity Investment Partnership (Limited Partnership) owned 0.9% of the Company’s total issued and outstanding shares and held 0.3% of the Company’s aggregate voting power as of June 30, 2023. To the best of the Company’s knowledge, Qilu (Xiamen) Equity Investment Partnership (Limited Partnership) is a limited partnership established in mainland China, and 99.9% of its equity interest is ultimately owned by certain natural persons while the remaining 0.1% is indirectly held by Central Huijin Investment Co., Ltd., HKSCC Nominees Limited and China National Investment and Guaranty Corporation.

•	CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership) owned 0.9% of the Company’s total issued and outstanding shares and held 0.3% of the Company’s aggregate voting power as of June 30, 2023. To the best of the Company’s knowledge, CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership) is a limited partnership established in mainland China, and 54.5% of its equity interest is ultimately owned by certain natural persons while the remaining 45.5% is indirectly held by multiple governmental entities in mainland China (such as State-Owned Assets Supervision and Administration Commission of Shanghai Huangpu District Government, the People’s Government of Jiangsu Province and State-Owned Assets Supervision and Administration Commission of Nanjing Municipal Government).

Based on the analysis in previous paragraphs, the governmental entities in mainland China indirectly owned 8.8% of the Company’s total issued and outstanding ordinary shares and held 2.7% the Company’s aggregate voting power of the Company as of June 30, 2023. To the best of the Company’s knowledge, no other governmental entities in mainland China owned any shares of Missfresh Limited as of June 30, 2023. Further, as disclosed in the 2022 Form 20-F, Mr. Zheng Xu (by himself and through Freshking Limited, a company wholly-owned and controlled by him, and Tigerteeth Entity Limited, whose voting rights of all Class A ordinary shares of the Company have been fully delegated to him) held over a majority of the Company’s aggregate voting power as of June 30, 2023. Based on the foregoing, the Company believes that the governmental entities in mainland China do not have a controlling financial interest in the Company as of June 30, 2023.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 31, 2023

Paragraph (b)(2) of Item 16I

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits to the Staff that, based on its register of members as of June 30, 2023, its shareholders of record included: (i) JPMorgan Chase Bank, N.A., (ii) special purpose vehicles wholly owned or controlled by certain natural persons, such as Freshking Limited, and (iii) institutional shareholders, such as Tencent Entities, Xiamen Missfresh Equity Investment Partnership (Limited Partnership), Suzhou Industrial Park Prosperity Fresh Enterprise, Qilu (Xiamen) Equity Investment Partnership (Limited Partnership) and CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership).

•	JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s ordinary shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a governmental entity in the Cayman Islands, Hong Kong or British Virgin Islands.

•	In terms of the institutional shareholders, based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedule 13Gs and the amendments thereto filed by them, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands, Hong Kong or British Virgin Islands own shares of any of the institutional shareholders.

Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands, Hong Kong and British Virgin Islands owned any shares of the Company as of June 30, 2023.

The Company believes it is reasonable and sufficient to rely on its register of members and Schedule 13G beneficial ownership reports and the amendments thereto, and it respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 31, 2023

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that it has asked each of the directors of the Company to complete a questionnaire as part of its annual compliance procedures. Each director of the Company confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, directors of the Company’s consolidated foreign operating entities are either (i) directors of the Company or (ii) employees of the Company. In terms of these employees of the Company, as part of their employment onboarding process, they are required to provide their background information, including any affiliation with the Chinese Communist Party, to the Company. In addition, it is the Company’s policy that employees have obligations to report any external commitment, including their status as officials of the Chinese Communist Party, to the Company during the annual compliance procedures. To date, none of these employee directors has reported to the Company regarding their status as officials of the Chinese Communist Party. Therefore, based on information collected from these employee directors, the Company believes that none of the members of the board of directors of the Company or its operating entities is an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its submission.

3.	We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for Missfresh Limited. We also note that your disclosures on Exhibit 8.1 that indicate that you have consolidated foreign operating entities in Hong Kong, Cayman Islands, British Virgin Islands, and the People’s Republic of China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submit to the Staff that, based on the analysis in the response to Comment #1 set out above, although the governmental entities in mainland China indirectly owned 8.8% of the Company’s total outstanding ordinary shares and held 2.7% the Company’s aggregate voting power of the Company as of June 30, 2023, no government entities in China had a controlling financial interest in the Company and no governmental entities in the Cayman Islands, Hong Kong and British Virgin Islands (collectively referred to as the “Other Jurisdictions”) owned any shares of the Company as of June 30, 2023.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 31, 2023

The jurisdictions in which the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F (the “Consolidated Foreign Operating Entities”) are incorporated include mainland China, Hong Kong, the Cayman Islands, and British Virgin Islands (collectively referred to as the “Relevant Jurisdictions”). The Consolidated Foreign Operating Entities are either 100% wholly owned by, or partially owned but controlled by, the Company ultimately.

In terms of the Consolidated Foreign Operating Entities incorporated in Other Jurisdictions, the Company holds 100% of their equity interests, except for Mrfresh Limited, Mrfresh HK Limited, Z Box Global Limited and Z Box Hong Kong Limited. In terms of Mrfresh Limited, an entity incorporated in the Cayman Islands, 80.7% of its equity interests is held by the Company and the remaining 19.3% is held by (i) special purpose vehicles wholly owned or controlled by certain natural persons and (ii) certain institutional investors, which collectively held 7.9% of Mrfresh Limited’s total issued and outstanding ordinary shares as of June 30, 2023. Based on the examination of publicly available information, such as the institutional shareholders’ websites, to the best of the Company’s knowledge, none of these institutional investors is known to the Company to be a governmental entity in any of the Relevant Jurisdictions or owned or controlled by a governmental entity in any of the Relevant Jurisdictions. Mrfresh Limited holds 100% of equity interests in each of Mrfresh HK Limited, an entity incorporated in Hong Kong, and Z Box Global Limited, an entity incorporated in the Cayman Islands, and Z Box Global Limited holds 100% of equity interests in Z Box Hong Kong Limited, an entity incorporated in Hong Kong. Therefore, to the best of the Company’s knowledge, no governmental entities in any of the Relevant Jurisdictions own shares of the Company’s Consolidated Foreign Operating Entities that are incorporated in Other Jurisdictions.

In terms of the Consolidated Foreign Operating Entities incorporated in mainland China, the Company holds 100% of their equity interests, except for the following:

•	Jiangsu Meiri Jiangnan Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests is ultimately held by the Company and the remaining 30.0% of whose equity interests is held by Jiangsu Jiangnan Commerce Group Co., Ltd. Based on the examination of publicly available information, Jiangsu Jiangnan Commerce Group Co., Ltd. is ultimately owned by Changshu City Development Investment Co., Ltd., the Finance Department of Jiangsu Province, and Changshu Yushan Shanghu Resort Zone Administration Committee.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 31, 2023

•	Qingdao Meiri Chengyun Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests is ultimately held by the Company and the remaining 30.0% of whose equity interests is held by Qingdao Chengyun Modern Logistics Group Co., Ltd. Based on the examination of publicly available information, Qingdao Chengyun Modern Logistics Group Co., Ltd. is ultimately owned by Qingdao People’s State-Owned Assets Supervision and Administration Commission.

•	Qingdao Sansheng Fishing Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests is ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests is ultimately owned by certain natural person.

•	Shexian Xiankuaiduo Vegetable Market Technology Co., Ltd., a PRC entity incorporated in mainland China, 80.0% of whose equity interests is ultimately held by the Company and, based on the examination of publicly available information, the remaining 20.0% of whose equity interests is held by certain natural person.

•	Shanghai Xiankuaiduo Yanhe Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests is ultimately held by the Company and the remaining 30.0% of whose equity interests is held by an independent third party. It has been confirmed by this independent third party that no governmental entities own any of its equity interests.

•	Anhui Daily Dongsheng Farmers Market Management Co., Ltd., a PRC entity incorporated in mainland China, all of whose equity interests were transferred by the Company to an independent third party in March 2023. As of the date hereof, the Company no longer holds any equity interests in Anhui Daily Dongsheng Farmers Market Management Co., Ltd.

•	Daily Ruosen (Hebei) Network Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests is ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests is held by certain natural persons.

•	Shanghai Meizhengxian Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests is ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests is held by certain natural persons.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 31, 2023

•	Yunnan Daily Agricultural Fresh Market Management Co., Ltd., a PRC entity incorporated in mainland China, 90.0% of whose equity interests is ultimately held by the Company and, based on the examination of publicly available information, the remaining 10.0% of whose equity interests is held by certain natural person.

•	Qingdao Sansheng Wine Industry Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests is ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests is held by certain natural persons.

•	Jiangxi Daily Market Management Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests is ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests is held by certain natural persons.

•	Inner Mongolia Daily Fresh Supply Chain Management Co., Ltd. a PRC entity incorporated in mainland China, 70.0% of whose equity interests is ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests is held by certain natural person.

No governmental entities in any of the Other Jurisdictions hold any equity interests in these Consolidated Foreign Operating Entities.

Except as provided in the foregoing paragraphs, to the best of the Company’s knowledge, no government entities in any of the Relevant Jurisdictions had a controlling financial interest in the Company’s Consolidated Foreign Operating Entities.

•	With respect to (b)(3), please provide the information required by (b)(3) for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully confirms to the Staff that, based on the analysis set forth in the Company’s response to Staff’s Question 3 above, the governmental entities in any of the Relevant Jurisdictions do not have a controlling financial interest in the Company and the Company’s Consolidated Foreign Operating Entities.

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at xuzheng@missfresh.cn or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Missfresh Limited

By:	/s/ Zheng Xu
Name:	Zheng Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

cc:      Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP